EXHIBIT 12.1
BOSTON PROPERTIES, INC.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the five years ended December 31, 2017 were as follows:

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures, gains on consolidation of joint ventures and gain on sale of investment in unconsolidated joint venture	$543,586	$421,927	$401,253	$345,249	$242,583
Gains on sales of real estate	7,663	80,606	375,895	168,039	—
Amortization of interest capitalized	10,976	10,685	10,203	8,211	5,522
Distributions from unconsolidated joint ventures	26,858	24,955	8,469	7,372	17,600
Fixed charges (see below)	440,269	456,710	471,441	515,891	528,116
Subtract:
Interest capitalized	(61,070)	(39,237)	(34,213)	(52,476)	(68,152)
Preferred distributions of consolidated subsidiaries	—	—	(6)	(1,023)	(6,046)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(39,429)	(37,171)	(40,248)	(28,958)	(5,818)
Total earnings	$928,853	$918,475	$1,192,794	$962,305	$713,805
Fixed charges:
Interest expensed	$374,481	$412,849	$432,196	$455,743	$447,240
Interest capitalized	61,070	39,237	34,213	52,476	68,152
Portion of rental expense representative of the interest factor (one-third of rental expense)	4,718	4,624	5,026	6,649	6,678
Preferred distributions of consolidated subsidiaries	—	—	6	1,023	6,046
Total fixed charges	$440,269	$456,710	$471,441	$515,891	$528,116
Preferred dividends	10,500	10,500	10,500	10,500	8,057
Total combined fixed charges and preferred dividends	$450,769	$467,210	$481,941	$526,391	$536,173

Ratio of earnings to fixed charges	2.11	2.01	2.53	1.87	1.35
Ratio of earnings to combined fixed charges and preferred dividends	2.06	1.97	2.47	1.83	1.33